Year-End Report

LV Wellness LLC
For the period ended December 31, 2024

Prepared on
March 13, 2025

Table of Contents

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10010 Pinnacle - Checking (4200)	8,032.60
10020 Pinnacle - Money Market (4283)	100,398.47
Total Bank Accounts	**108,431.07**
Other Current Assets	
13000 Prepaid Expenses	1,193.89
Total Other Current Assets	**1,193.89**
Total Current Assets	**109,624.96**
Fixed Assets	
15010 Furniture & Fixtures	63,652.12
15020 Equipment	318,012.95
15030 Leasehold Improvements	14,934.86
16000 Accumulated Depreciation	-91,478.08
17000 Brand	202,150.00
17100 Website Development	9,900.00
18000 Accumulated Amortization	-19,572.67
Total Fixed Assets	**497,599.18**
Other Assets	
19010 Security Deposits	3,971.00
19200 Due from 1411 4th Ave S (9238)	50,696.64
Total Other Assets	**54,667.64**
TOTAL ASSETS	**$661,891.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21010 Chase Credit Card	39,614.98
Total Credit Cards	**39,614.98**
Total Current Liabilities	**39,614.98**
Total Liabilities	**39,614.98**
Equity	
30100 Owner Draw	-26,139.75
30200 Owner Investment	1,132,473.89
30300 Retained Earnings	-37,441.55
Net Income	-446,615.79
Total Equity	**622,276.80**
TOTAL LIABILITIES AND EQUITY	**$661,891.78**

Profit and Loss

January - December 2024

	Total
INCOME	
40000 MarianaTek Sales	145,013.60
40100 Groupon Sales	2,223.27
40200 ClassPass Sales	13,900.93
Total Income	**161,137.80**
COST OF GOODS SOLD	
50100 Supplies & Materials	10,804.91
50200 Laundry Services	29,852.22
50300 Contract Labor	54,000.41
50500 MarianaTek Fees	15,521.62
Total Cost of Goods Sold	**110,179.16**
GROSS PROFIT	**50,958.64**
EXPENSES	
60000 Payroll Expenses	
60100 Wages	100,857.47
60200 Payroll Taxes	9,316.08
60300 Payroll Processing Fees	1,335.20
Total 60000 Payroll Expenses	**111,508.75**
61000 Office Administration	
Advertising	101,506.77
Bank Charges	745.75
Dues & Subscriptions	195.00
Insurance	10,185.51
Legal & Professional Fees	23,659.18
Meals	614.05
Office Supplies	16,263.43
Postage & Shipping	89.03
Repair & Maintenance	16,117.15
Software	30,848.93
Travel	544.88
Total 61000 Office Administration	**200,769.68**
68000 Taxes & Licenses	1,549.10
69000 Occupancy	
69010 Rent	60,657.00
69020 Utilities	9,264.64
69030 Cleaning	4,410.00
69040 Rental Taxes/Insurance/Maintenance	5,650.00
69050 Parking Rental	3,000.00
Total 69000 Occupancy	**82,981.64**
Total Expenses	**396,809.17**

	Total
NET OPERATING INCOME	**-345,850.53**
OTHER INCOME	
70100 Interest Income	64.45
Other Income	4,386.04
Total Other Income	**4,450.49**
OTHER EXPENSES	
80100 Depreciation Expense	88,439.08
80200 Amortization Expense	16,776.67
Total Other Expenses	**105,215.75**
NET OTHER INCOME	**-100,765.26**
NET INCOME	**$ -446,615.79**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-446,615.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13000 Prepaid Expenses	-1,193.89
16000 Accumulated Depreciation	88,439.08
18000 Accumulated Amortization	16,776.67
21010 Chase Credit Card	-3,428.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**100,593.79**
Net cash provided by operating activities	**-346,022.00**
INVESTING ACTIVITIES	
15010 Furniture & Fixtures	-48,702.59
15020 Equipment	-221,361.85
15030 Leasehold Improvements	-14,934.86
19200 Due from 1411 4th Ave S (9238)	-8,212.34
Net cash provided by investing activities	**-293,211.64**
FINANCING ACTIVITIES	
30100 Owner Draw	-26,139.75
30200 Owner Investment	642,021.64
Net cash provided by financing activities	**615,881.89**
NET CASH INCREASE FOR PERIOD	**-23,351.75**
Cash at beginning of period	131,782.82
CASH AT END OF PERIOD	**$108,431.07**

LV Wellness LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)
Beginning Equity	453,010.91
Owner Investment	642,021.64
Owner Draw	(26,139.75)
Net Income (Loss)	(446,615.79)
Total Equity	622,276.80

LV Wellness LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

LV Wellness LLC (the "Company") is a company organized in Tennessee under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.